Chunghwa Telecom

November 11, 2013

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct 2013

1)               Sales volume (NT$ Thousand)

Period	Items	2013	2012	Changes	%

Oct	Net sales	18,868,445	17,877,894	(+)990,551	(+)5.54%

Jan-Oct	Net sales	188,046,697	183,046,873	(+)4,999,824	(+)2.73%

b                  Trading purpose : None